August 25, 2011

Mr. Daniel L. Gordon
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549-6010

Re:   Parkway Properties, Inc.
Form 10-K for the year ended December 31, 2010
Filed March 4, 2011
File No. 1-11533

Dear Mr. Gordon:

We refer to the supplementary information requests that our counsel received by telephone from the Staff of the United States Securities and Exchange Commission (the “Commission”) on July 13, 2011 and July 25, 2011 on our response letter dated June 10, 2011 to the comments raised by the Staff regarding the Form 10-K for the year ended December 31, 2010 filed by Parkway Properties, Inc. (the “Company”) on March 4, 2011.  For your convenience, each of the Staff’s original comments that were discussed with our counsel has been restated below.  The Company’s original response and supplemental response to each comment is set out immediately thereafter.

Form 10-K for the year ended December 31, 2010

Item 2.  Properties

2.      To the extent that aggregate acquisitions in future reporting periods are material, please include capitalization rates for such acquisitions.  Also include a clear description of how you calculate capitalization rates, including how you calculate NOI for these purposes.

Original Response:  We have reviewed our disclosure in light of the Staff's comment and respectfully submit that we believe the information contained under Item 2 of Form 10-K is fully responsive to Item 102 of Regulation S-K.

Supplemental Response:  The Company confirms that if and when our aggregate acquisitions for any reporting period are material, we will disclose in future periodic reports the weighted average capitalization rate for such acquisitions and explain how the rate was calculated.

4.      You provide your rental per square footage information on a weighted average gross basis, which would appear to add in expense reimbursements and exclude concessions.  Please provide us with a discussion of the impact of expense reimbursements and concessions on your rental disclosure and include similar information in future filings.

Original Response:  The Company confirms that its disclosure of average rent per square foot is the weighted average current gross rental rate including the amount of the most recent expense reimbursement under existing leases.  This average rental rate excludes all abatements, concessions and other adjustments to the contractual rental income to be paid by the Company’s tenants under such leases.

The Company discloses its rental rates on a gross basis to permit comparison to estimated average market rents, which include expense reimbursements but do not include concessions since concessions are generally not factored into reported market rents.  The Company will clarify average rent per square foot in future filings to state that neither the Company’s average rent per square foot nor the estimated average market rent per square foot include the effect of any rent concessions.

Please note that the Company uses the term “escalations” to refer to the increase in rental rate for operating expenses related to leased office space in its buildings.  The amount of the escalation varies from year to year and is calculated based on increases in operating expenses related to each of the Company’s office properties.  Any decision to offer a concession is made on a case-by-case basis after taking into account factors such as anticipated lease terms, general and local market conditions, local practices and tenant characteristics.

On a portfolio basis, the Company’s average rent per square foot at January 1, 2011, included $3.38 per square foot for expense reimbursements.  The Company has historically disclosed the amounts associated with tenant improvements and leasing costs for both new and renewal leases in its quarterly earnings release.  The Company does not disclose the amount of rent concessions since concessions typically burn off after the first year and the Company believes it is more appropriate to reflect the normalized average rental rate in these tables.

Supplemental Response:  As indicated in our prior response, the Company discloses its rental rates on a gross basis to permit comparison to estimated average market rents, which include expense reimbursements.  The Company intends to continue to provide current average market and in place rent per square foot on a gross basis, however, we will provide additional disclosure, in a footnote to the appropriate table or otherwise, with respect to the amount of expense reimbursements included in the Company’s average rent per square foot on a portfolio basis.

5.      In future periodic filings, please expand your disclosure to discuss embedded rent growth in your portfolio related to rent escalators in your leases.  To the extent practicable, please quantify the percentage of leases that have escalators and provide a range of escalation.

Original Response:  A number of the Company’s leases contain rent escalators, or fixed increases in the contractual rental rate at a specified time or times during the lease term, which should not be confused with the term “escalations” that Company uses to refer to increases in operating expense reimbursements under the lease as discussed in the third paragraph of the response to Comment 4, above.  The Company’s ability to include a rent escalator provision in a lease is often based on general and local market conditions, local practices and tenant characteristics.

The tables under the heading “Office Buildings” in Item 2 of Form 10-K reflect the Company’s in-place rents at year end (including the amount of the most recent expense reimbursement under each lease).  For future years presented in the lease expiration table, the Company disregards any rent escalator under the lease as well as potential increases in the expense reimbursement under the lease so as to reflect current estimated average rental rates, rather than an estimate of future rental rates.

We will revise our disclosure in future filings to clarify that the Company’s and market rental rates in these tables are based on current rates and do not reflect any future increases in contractual rent or projections with respect to expense reimbursements.

Supplemental Response:  A number of the Company’s leases contain rent escalation provisions, which, in accordance with GAAP, we account for on a straight-line basis.  The Company respectfully submits that investors are provided with appropriate information as a result of the Company’s GAAP disclosure and that the percentage of leases that have escalators and the range of escalation provisions would not be helpful to investors, but may be harmful to the Company in future lease negotiations and provide proprietary information of the Company to competitors and our tenants.

As indicated in our prior response, we will revise our disclosure in future filings to clarify that the Company’s and market rental rates in these tables are based on current rates and do not reflect any future increases in contractual rent or projections with respect to expense reimbursements.

***

In connection with our responses, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact Richard G. Hickson IV, Chief Financial Officer or me at (601) 948-4091.

Sincerely,

/s/ Mandy M. Pope

Mandy M. Pope
Executive Vice President and Chief Accounting Officer

MMP:cl

cc:           Steven G. Rogers
Richard G. Hickson IV
Laurie L. Dotter
Joseph Kubarek
Michael Donlon
Mark Peach
Chad Webb